Exhibit 21.1

Subsidiaries of the Registrant

Name of subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Percent Ownership
York Productions, LLC	Florida	October 22, 2008 (June 1, 2010)	60.0%

York Productions II, LLC	Florida	June 13, 2013	60.0%

Recall Studios, Inc.	Nevada	March 30, 2016 (July 27, 2016)	100.0%

Evolution AI Corporation	Florida	November 1, 2017 (August 8, 2018)	99.7%

Pulse Evolution Corporation	Nevada	May 13, 2013 (August 8, 2018)	58.0%

Facebank AG	Sweden	(August 15, 2019)	100%

StockAccess Holdings SAS	France	(August 15, 2019)	100%

Nexway SAS	France	(August 15, 2019)	100%

8+ Holdings LLC	New York	(August 15, 2019)	100%

P8H Inc	Delaware	(August 15, 2019)	33%

Nexway AG	Germany	(September 19, 2019)	62.3%

Highlight Finance Corp.	British Virgin Islands	(September 19, 2019)	70%

fuboTV Inc.	Delaware	March 4, 2014 (April 1, 2020)	100%